Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Nadine Rosin
Assistant Vice President
and Senior Counsel
Phone: 860-466-2832
Nadine.Rosin@LFG.com

VIA Email & EDGAR

January 12, 2023

Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

Re:            The Lincoln National Life Insurance Company
Initial Registration Statement on Form S-3
File No. 333-267670 – Lincoln Level Advantage 2SM

Dear Mr. Zapata:

This letter is in response to the comments received by telephone on January 9, 2023. Attached are the revised pages only from the prospectus for Lincoln Level Advantage 2SM B-Share reflecting the changes requested. Corresponding changes will be applied to the other prospectuses of the registration statement, as applicable.

Please note that the examples that were omitted from Appendix B and updates relating to the new Regulation, Secure Act 2.0 just passed in December of 2022, on page 36, have been included in this response.

1.
Special Terms – Protection Level (p. 4) – In the second sentence of the definition, add “and any previously credited amount”, if applicable, following the word principal. Carry this change forward to other discussions of Protection Level.

Response: This paragraph term has been revised, and a corresponding change has been made on pages 13 and 19.

2.	Risk Factors (p. 8) – Bold the first sentence of Risk #15.

Response: This change has been made.

3.	Interim Value (p. 20) – Discuss how an investor is informed of their Interim Value and Indexed Crediting Base.

Response: This discussion has been added.

4.	Secure Lock+ (p. 20)
a.	Please bold the final sentence of the first paragraph.
b.	Please clarify, in the second paragraph, what is meant by “indexed year.”
c.
Lock-in and Reallocate. Clarify what is meant by “instructions we have on file for you.” Can an investor provide instructions that are not on file? If so, is there a time period by which they would have to do so?

d.	In the first sentence under “Please note”, explain whether the phrase “you actively choose to allocate” is the same as “instructions we have on file”.
e.	Bold the final sentence in the “Please note” paragraph.

Response:
a.	This change has been made.
b.	Clarification has been added.
c.	This disclosure has been revised accordingly.
d.	Clarification has been added.
e.	This change has been made.

5.	Interest Rate Adjustment (p. 23, 24) – Please clarify how the Interim Value factors into the Interest Rate Adjustment calculation.

Response: The Interim Value does not impact the Interest Rate Adjustment calculation, so no changes have been made.

6.	Purchase Payment (p. 25) – Please bold the second sentence of the first paragraph.

Response: This change has been made.

7.	Allocation of Purchase Payment (p. 25) – Please explain what non-cash payments referenced in the second and third paragraphs are referring to.

Response: The term “non-cash payments” has been removed and replaced with “deposits.”

8.	Additional Service (p. 30) – Please provide a cross reference to the risk associated with using an Automatic Withdrawal Service.

Response: A cross reference has been added.

9.	Annuity Payouts (p. 30) – Please provide a cross reference to the Interest Rate Adjustment section.

Response: A cross reference has been added.

As stated in our January 6, 2023 letter, we intend to file the pre-effective amendment on January 25, 2023, along with a request under Rule 461 for an accelerated effective date of February 1, 2023. Please advise if you believe this timetable is unreasonable.

Thank you for your attention to this filing, and your review and comments. Please call me at 860-466-2832 with any questions or additional comments.

Sincerely,

Nadine Rosin

Nadine Rosin

Special Terms
In this prospectus, the following terms have the indicated meanings:
Annuitant—The person upon whose life the annuity benefit payments are based, and upon whose death a Death Benefit may be paid.
Annuity Commencement Date—The Valuation Date when payment of retirement income benefits begins under the Annuity Payout option you select.
Annuity Payout—A regularly scheduled payment (under any of the available annuity options) that occurs after the Annuity Commencement Date.
Beneficiary—The person you choose to receive any Death Benefit paid if you die before the Annuity Commencement Date.
Contract—The index-linked annuity contract you have entered into with Lincoln Life.
Contractowner (you, your, owner)—The person who can exercise the rights within the Contract (decides on investment allocations, reallocations, payout option, designates the Beneficiary, etc.). Usually, but not always, the Contractowner is the Annuitant.
Contract Value (may be referred to as Account Value in marketing materials)—The sum of the current Account Values of the Indexed Accounts (i.e. Interim Values if between the Start Date and the End Date of an Indexed Term) and the holding account.
Contract Year—Each 12-month period starting with the effective date of the Contract and starting with each contract anniversary after that.
Crediting Method—The method used in determining the Performance Rate for an Indexed Segment. There are several Crediting Methods including Performance Cap, Participation Rate, Performance Trigger Rate, and Spread Rate.
Death Benefit—Before the Annuity Commencement Date, the amount payable to your designated Beneficiary if the Contractowner dies. As an alternative, the Contractowner may receive a Death Benefit upon the death of the Annuitant prior to the Annuity Commencement Date.
End Date—The last day of the Indexed Term.
Good Order—The actual receipt at our Home Office of the requested transaction in writing or by other means we accept, along with all information and supporting legal documentation necessary to complete the transaction. The forms we provide will identify the necessary documentation. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirements at any time.
Index—The market index or exchange-traded fund (ETF) of which the performance is used to base the return of an Indexed Account.
Index Value—The published closing value of an Index on a Valuation Date. If an Index Value is not published for a particu lar day, we will use the closing Index Value on the next Valuation Date it is published.
Indexed Account—An investment option that provides a return based, in part, on the performance of an index.
Indexed Anniversary Date—The same calendar day, each calendar year, as the day you first invested in an Indexed Segment.
Indexed Crediting Base—An amount used in the calculation of the performance return and the Interim Value for an Indexed Segment.
Indexed Segment or Segment—The specific Indexed Account option(s) selected by a Contractowner for allocations of the Purchase Payment or reallocation of Contract Value.
Indexed Term—The period of time during which Contract Value is invested in a particular Indexed Segment.
Interest Rate Adjustment—An upward or downward adjustment that may be made on the Contract Value to amounts being withdrawn or surrendered and to Annuity Payouts prior to the Contract’s maturity date due to fluctuations in the market value of the investment instruments supporting the Segment.
Interim Value—Your Contract Value for an Indexed Segment during an Indexed Term. The Interim Value is a calculated value and is used in the event that a withdrawal, Death Benefit payment, reallocation, annuitization, or surrender occurs at any time other than the Start Date or End Date of an Indexed Term.
Lincoln Life (we, us, our, Company)—The Lincoln National Life Insurance Company.
Participation Rate—The rate used to determine the Performance Rate for an Indexed Segment at the end of an Indexed Term for any positive index performance.
Performance Cap or Cap—The highest Performance Rate that can be credited to an Indexed Segment at the end of an Indexed Term for any positive index performance.
Performance Rate—A rate of return for an Indexed Segment based on the performance of an index over a specified period of time, adjusted for the applicable Protection Level and subject to the Crediting Method, depending on the Indexed Account you choose.
Performance Trigger Rate— The rate used to determine the Performance Rate for an Indexed Segment at the end of the Indexed Term if the index performance is zero or positive.
Protection Level —The portion of loss that the Company will absorb from any negative index performance. If the negative index performance is in excess of the Protection Level, there is a risk of loss of principal and any previously credited amount to the Contractowner.
Purchase Payment—The initial investment made by a single premium payment to purchase this Contract.

new Indexed Segment, you should determine exactly what Indexed Accounts, Protection Levels, and Crediting Methods are available to you. There is no guarantee that more than one Indexed Account will be available in the future. You risk the possibility that you would find declared caps and rates unacceptable (i.e. could be lower than what were available at the time your Contract was issued), so you should make sure the Segment(s) you select is appropriate for your investment goals.
10.
The risks associated with the currently available indices are as follows:
•
Equity markets are subject to the risk that the value of the securities may fall due to general market and economic conditions. Market volatility may exist with these indices, which means that the value of the indices can change dramatically over a short period of time in either direction. Additional risks for specific indices are as follows:
•
S&P 500® Index: This index is comprised of equity securities issued by large-capitalization U.S. companies. In general large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of smaller companies, especially during periods of economic expansion.
•
Russell 2000® Price Return Index: Compared to mid-and large-capitalization companies, small-capitalization companies may be less stable and more susceptible to adverse developments, and their securities may be more volatile and less liquid.
•
Capital Strength Net Fee IndexSM: This index has fewer stocks than broad based indices; therefore, the risk is spread between fewer equity securities. This index may not track other large cap indices.
•
First Trust American Leadership IndexTM: In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of smaller companies, especially during periods of economic expansion.
•
iShares® MSCI ACWI ETF: The securities and other assets in the underlying Index or in the portfolio of the ETF may under perform in comparison to the general financial markets, a particular financial market or other asset classes - there is no guarantee that the ETF investment results will have a high degree of correlation to these of the underlying Index or that it will achieve its investment objective. Large capitalization companies may be less able than smaller capitalization companies to adapt to changing market conditions.
11.
If we do not receive investment instructions from you by the end of an Indexed Term, we will invest your Segment Ending Value in a new Indexed Segment with the same Crediting Method, Term, Index, and Protection Level, if available. The Crediting Method for the new Indexed Segment could be less advantageous than the current Segment Term because the rate may be different. If the same type of Indexed Segment is not available, your Segment Ending Value will be moved to the 1-Year S&P 500® Cap, 100% Protection. If your Contract Value has been invested in a new Segment and you wish to withdraw your investment, the Contract Value for that Segment will equal the Interim Value.
12.
You will not have voting rights or rights to receive cash dividends or other rights that shareholders who invest in mutual funds based on these indices would have.
13.
Your receipt of funds invested in the Indexed Segments is based on the claims paying ability of Lincoln Life. You have no ownership rights in the underlying securities. The assets backing the Indexed Accounts are not segregated from other business of Lincoln Life.
14.
You should carefully consider whether and when to elect a Secure Lock+SM of your Interim Value. A lock-in may only be requested once per Contract Year and is irrevocable. Your locked-in value could be less than if you chose not to lock-in. If you request a lock-in when the Interim Value is below the Indexed Crediting Base, Protection Levels do not apply and you assume all loss. If you have elected to lock-in and the Interim Value supporting the Index Segment would have otherwise increased since the lock-in, you will not be able to take advantage of the increase that Contract Year. Additionally, you assume the risk that your reset rate may not be known when you request a lock-in and the reset rate may be lower, significantly lower than the rate prior to the lock-in. Refer to the “Secure Lock+SM” section for additional details and examples.
15.
We do not accept additional Purchase Payments after the Contract has been issued to you. Accordingly, you will be unable to increase your Contract Value or Death Benefit by making subsequent Purchase Payments. You should carefully consider the amount of your Purchase Payment when purchasing the Contract and whether to take a withdrawal under the Contract. The reduction of Contract Value as a result of a withdrawal, including any applicable surrender charges or Interest Rate Adjustment, may not be offset by gains as a result of positive performance of your investment selections.
16.
If the Contract is continued by a spouse or beneficiary after your death, the proceeds from the Guarantee of Principal Death Benefit that exceed the Contract Value when the claim is approved are held in a holding account until any withdrawal or surrender, or until the value is reallocated to an Indexed Account on the next available Indexed Anniversary Date. This means that the proceeds could remain in the holding account for up to a year. Amounts in the holding account do not earn interest or participate in the investment returns of the Indexed Accounts. If you take a withdrawal from the holding account, a surrender charge may apply.
17.
Withdrawals, surrenders and Annuity Payouts, may be subject to an Interest Rate Adjustment. An Interest Rate Adjustment may be positive or negative, depending on changes in the market value of the investment instruments supporting the Segment. You bear the risk associated with changes in the market value of the investment instruments supporting the Segment. In general, the Interest Rate Adjustment increases Contract Value when the market value of the investment instrument supporting the Segment original index in a commercially reasonable manner in light of relevant market circumstances at the time. Any substitution of an index is subject to approval by the state insurance authorities where the Contract and rider were issued, if required by law. A change to the index in the middle of a Segment may impact the calculation of the Performance Rate for the Segments. When we notify you of a change to the index, we will also state how the change will impact your Performance Rate. Investments in new Segments are available on an Indexed Anniversary Date.
Indexed Term. The Indexed Term is the specified period of time of a particular Indexed Account. An Indexed Segment begins on the day your money is allocated to an Indexed Segment, called the Start Date. The yearly anniversary of the Start Date of the initial Indexed Segment is the Indexed Anniversary Date of your Contract. This is the Indexed Anniversary Date for the life of your Contract.
You may choose to allocate your Purchase Payment to different Indexed Accounts, but all Indexed Segments must begin on the Indexed Anniversary Date. All future Indexed Terms must begin on the same Indexed Anniversary Date. This means you can only allocate to Indexed Accounts one time a year.
Lincoln reserves the right to make additional Indexed Account options available or to withdraw currently available Indexed Account options in the future.
Indexed Contract Value. For each Indexed Segment the daily value is determined as follows:
a. On the Start Date of the Indexed Segment, the value of the Indexed Segment equals the initial Indexed Crediting Base. The initial Indexed Crediting Base is the amount of Purchase Payment or Contract Value allocated to the Indexed Segment.
b. On each Valuation Date during the Indexed Term, the value of the Indexed Segment equals the Interim Value.
c. On the last date of the Indexed Term, called the End Date, the value of the Indexed Segment equals the Segment Ending Value.
Crediting Methods and Protection Levels. Different Crediting Methods and Protection Levels are available for your Indexed Account and are listed in the chart below. Interest is credited for any performance earned or deducted for any loss only on the End Date of a Segment. If the End Date is not a Valuation Date, then the amount will be credited or deducted on the next business day. Please note: There are minimum guaranteed rates for the Performance Cap, Participation Rate, and Performance Trigger Rate, as well as a maximum for the Spread Rate.

These are the Crediting Methods available when the index performance is positive (or flat for the Performance Trigger Rate):
Performance Cap
•1-Year Performance Cap (100% Protection only) – 0.10%
minimum rate
•1-Year Performance Cap (excluding 100% Protection) – 1.00%
minimum rate
•6-Year Performance Cap – 10.00% minimum rate
You receive all positive index performance up to the Performance Cap on the End Date.
Participation Rate •3-Year Participation Rate – 15.00% minimum rate •6-Year Participation Rate – 15.00% minimum rate	You receive an amount equal to the Participation Rate times the positive index performance on the End Date.
Performance Trigger Rate •1-Year Performance Trigger Rate – 1.00% minimum rate	You receive the Performance Trigger Rate, if the index performance is zero or positive on the End Date.
Spread Rate •6-Year Spread Rate – 25.00% maximum rate	You receive an amount equal to the positive index performance minus the Spread Rate on the End Date.

The downside protection method available when the index performance is negative:
Protection Level
The portion of loss that the Company will protect you from if the index performance is negative. If the negative index performance is in excess of the Protection Level, there is a risk of loss of principal and any previously credited amount to the Contractowner.

Indexed Segments with Performance Caps. The Performance Cap is the maximum Performance Rate that can be credited to the Indexed Segment for an Indexed Term for which it is declared. The Performance Cap may vary depending on the Death Benefit option,

If you choose an Indexed Account with a 100% Protection Level, you will not lose any of your principal allocated to the Indexed Account if you stayed invested until the End Date of the Segment.

Crediting Method Considerations. You should choose a Crediting Method that is consistent with your risk tolerance and investment objectives.
•
If you choose an Indexed Segment with a Performance Cap, and there is positive performance, the Performance Rate we apply on the Indexed Segment End Date could be less than the actual index performance. If the actual index performance is greater than the Performance Cap, your Performance Rate will be lower, possibly significantly lower, than the actual index return.
•
If you choose an Indexed Segment with a Participation Rate, and there is positive performance, the Performance Rate that we apply on the Indexed Segment End Date may be less than, equal to, or greater than the actual index return.
•
If you choose an Indexed Segment with a Performance Trigger Rate, and there is positive performance, the Performance Rate on the Indexed Segment End Date, could be lower, possibly significantly lower, than the actual index return.
•
If you choose an Indexed Segment with a Spread Rate, and there is positive performance, the Performance Rate we apply on the Indexed Segment End Date may be less than the actual index performance. If the positive index performance is less than the Spread Rate, your return will be zero.
Protection Level Considerations. You should choose a level of protection that is consistent with your risk tolerance and investment objectives.
•
If there is negative index performance, we absorb the first portion of the negative performance up to the stated percentage and you bear the risk of loss after your chosen Protection Level , including the loss of any previously credited amount .
Reallocation. You will be notified 25 days prior to each Indexed Anniversary Date regarding the timing of investing in new Indexed Segments. The available Indexed Accounts and applicable Crediting Methods and Protection Levels will be provided at least 5 business days in advance of the Indexed Anniversary Date on your online account or by calling 1-877-737-6872. To view the available Indexed Segments and the applicable rates, log in to your account at LincolnFinancial.com and select Account Reallocation under Account Management. If your existing Indexed Segment is at the end of the Indexed Term, you may reallocate the value of the Segment Ending Value to any available Indexed Account or make a reallocation under the conditions as described under Secure Lock+SM as long as the reallocation request is received on or before the Indexed Anniversary Date. We will hold reallocation instructions for up to 25 calendar days prior to the Indexed Anniversary Date. The reallocation will take place on the Indexed Anniversary Date. If we do not receive a reallocation notice from you, all Indexed Segments that are ending will invest into a new Indexed Segment with the same term, index, and Protection Level as the Indexed Segment in which they were previously invested and with the currently applicable Crediting Method (including the rate) for the new Segment. If the same type of Indexed Segment is no longer available, the funds will be moved to the 1-Year S&P 500® Cap, 100% Protection, and will not be eligible for allocation into another Indexed Account until the next Indexed Anniversary Date. The following chart outlines possible reallocations among Indexed Accounts at the end of an Indexed Term or as described under Secure Lock+SM.

Reallocating To	Reallocating From
	1-Year Term	3-Year Term	6-Year Term
1-Year Term	Allowed on any Indexed Anniversary Date	Allowed on any Indexed Anniversary Date	Allowed on any Indexed Anniversary Date
3-Year Term	Allowed only on every 3rd Indexed Anniversary Date	Allowed only on every 3rd Indexed Anniversary Date	Allowed only on every 3rd Indexed Anniversary Date
6-Year Term	Allowed only on every 6th Indexed Anniversary Date	Allowed only on every 6th Indexed Anniversary Date	Allowed only on every 6th Indexed Anniversary Date

Interim Value. The Interim Value is a daily value we calculate to provide you with a value of your Indexed Segment after the Start Date and before the End Date of an Indexed Term. The Contract Value for an Indexed Segment is equal to the Interim Value on each Valuation Date except the End Date. The Interim Value is used to calculate amounts available for withdrawal, surrender (including any applicable surrender charge, Interest Rate Adjustments, premium tax or rider fees and charges), annuitization or payment of a death claim for each day during an Indexed Term. The Interim Value also is used to determine how much the Indexed Crediting Base will be reduced after a withdrawal. See Surrenders and Withdrawals. Once you reach the End Date of the Indexed Term, there is no Interim Value, and the actual performance will be credited to or deducted from your Indexed Segment based on the Performance Rate associated with the Crediting Methods you have chosen. The Interim Value calculation will vary depending on the Indexed Account selected.
The Interim Value calculation is designed to represent the fair value of the Indexed Segment on each business day, taking into account the potential gain or loss of the applicable index at the end of the Indexed Term, including the impacts of the Crediting Method you have chosen. The calculation is also designed to reflect the change in fair value due to economic factors, including, but not limited to, the impact of market rates, volatility, and correlation (if applicable) of the investment instruments supporting the Contract. The Interim Value is based on this calculation and not the actual value of any underlying investments or the current value of any index.
The specifics of the Interim Value calculation are in Appendix A of this prospectus.
If you withdraw Contract Value prior to the End Date of an Indexed Term, the withdrawal will cause an immediate reduction in your Crediting Base in a proportion equal to the reduction in your Interim Value. A proportional reduction could be larger than the dollar amount of your withdrawal. Reductions in your Crediting Base will negatively impact your Interim Value for the remainder of the Indexed Term and will result in a lower Segment Ending Value at the end of the Indexed Term. Once your Crediting Base is reduced due to a withdrawal during any Indexed Term, you cannot increase it during the remainder of the Indexed Term. The Interim Value and Indexed Crediting Base are available on your online account or by calling us at 1-877-737-6872.
Refer to the Surrender and Withdrawal section for information about the Interim Value and how surrenders or withdrawals are calculated.
Secure Lock+SM
On any Valuation Date, excluding an Indexed Anniversary Date, between a term Start Date and term End Date, you may request to lock the Interim Value of any unlocked Indexed Segments (“Secure Lock+SM”). The Interim Value as calculated as of the close of that Valuation Date will be locked in and once enacted, a Secure Lock+SM is irrevocable. Once locked, the Indexed Segment’s Interim Value will not change until the next Indexed Anniversary Date. If you request a lock-in when the Interim Value is below your Crediting Base, Protection Levels do not apply and you assume all loss of Indexed Account Value. If you have elected to lock-in and the value of the Interim Value supporting the Index Segment would have otherwise increased since the lock-in, you will not be able to take advantage of the increase that Contract Year.
A request to lock the Interim Value may be made before 4:00 p.m. EST (i.e. before market close) on any Valuation Date (in order to be processed that Valuation Day), one time between each Indexed Year Anniversary , prior to the term End Date; however, a lock cannot be processed on an Indexed Anniversary Date. You will not know the locked Interim Value until after market close. Any request made after 4:00 p.m. EST (i.e. after market close) or on a day other than a Valuation Date will take effect as of the market close on the following Valuation Date at the Interim Value as of the close of that Valuation Date. You will not, therefore, know the locked Interim Value until the end of the next business day.
If you choose to lock the Interim Value of an Indexed Segment, you have two options as listed below:
Lock-in and Reallocate: On the Indexed Anniversary Date immediately after the election of this Secure Lock+SM, you may reallocate the locked Segment's Interim Value to any eligible Indexed Account(s) available under the Contract. No Performance Rate is calculated and instead the locked Interim Value will be the value used to establish your new Indexed Segment. All locked Indexed Segment Interim Values are adjusted by the dollar amount of any applicable withdrawals, surrender charges, Interest Rate Adjustments, taxes, rider fees and charges. This option is only available during the first six Contract Years.

Reallocations will be made in accordance with your allocation instructions in effect at that time . If you do not provide us with reallocation instructions, we will reset the Segment on the Indexed Anniversary Date as described below.
Lock-in and Reset: On the Indexed Anniversary Date immediately after the election of this Secure Lock+SM (if this is not the End Date of the Segment), we will reset the crediting rate, beginning Index Value and the Segment’s Crediting Base to its locked Interim Value (adjusted by the dollar amount of any applicable withdrawals, surrender charges, Interest Rate Adjustments, taxes, rider fees and charges), and the Interim Value will begin calculating daily again. These reset values are used in calculating the Segment Ending Value on the End Date of the term unless another lock-in is requested, in which case a new crediting rate, beginning Index Value, and Crediting Base would be established on the Indexed Anniversary Date following that lock-in. The Protection Level percentage associated with the Segment will not change. If the Indexed Anniversary Date after the lock-in is the End Date, then the Segment Ending Value equals the Interim Value (adjusted by the dollar amount of any applicable withdrawals, surrender charges, Interest Rate Adjustments, taxes, riders fees and charges).
Please note: Once your Interim Value is locked in, we will automatically reset your crediting rate on the next Indexed Anniversary Date unless you have elected to reallocate to another available Indexed Account. The reset crediting rate will be available online (or by phone) 5 days prior to the Indexed Anniversary Date. You should carefully consider whether and when to elect a Secure Lock+ SM of your Interim Value. A lock-in may only be requested once per indexed year during an Index Term and is irrevocable. Your locked-in value at the end of the term could be less than if you chose not to lock-in. If you request a lock-in when the Interim Value is below the Indexed Crediting Base, Protection Levels do not apply and you assume all losses of Indexed Account Value.
It is possible to utilize the Secure Lock+SM feature and lock-in when the Interim Value is down. Careful consideration must be given before choosing to do this since you would be locking in the full decline in the Interim Value without the benefit of the Protection Level. While potential continued losses in the Interim Value would cease until the next Indexed Anniversary Date, the existing losses would be realized with no guarantee that the Segment would experience any future gains to offset this loss. Below are two examples of locking in an Interim Value higher than the Crediting Base and lower than the Crediting Base.
Locking in an Interim Value Higher than the Crediting Base
1/1/2023 Crediting Base is $100,000
4/1/2026 Interim Value is $120,000
4/1/2026 The Contractowner decides to lock-in the $120,000 Interim Value
1/1/2027 Crediting Base is reset to $120,000
Locking in an Interim Value Lower than the Crediting Base
1/1/2023 Crediting Base is $100,000
4/1/2026 Interim Value is $90,000
4/1/2026 The Contractowner decides to lock-in the $90,000 Interim Value
1/1/2027 Crediting Base is reset to $90,000

If you are purchasing the Contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax-favored arrangement itself provides tax-deferred growth.
Replacement of Existing Insurance
Careful consideration should be given prior to surrendering or withdrawing money from an existing insurance contract to purchase a Contract described in this prospectus. Surrender charges may be imposed on your existing contract and/or a new surrender charge period may be imposed with the purchase of, or transfer into, this Contract. The benefits offered under this Contract may be less favorable or more favorable than the benefits offered under your current contract. It also may have different charges. You should also consult with your registered representative and/or your tax advisor prior to making an exchange. Cash surrenders from an existing contract may be subject to tax and tax penalties.
Purchase Payment
The minimum Purchase Payment is $25,000. We do not accept additional Purchase Payments after the Contract has been issued to you. Accordingly, you will be unable to increase your Contract Value or Death Benefit by making subsequent Purchase Payments. If the Purchase Payment submitted does not meet the minimum amount, we will contact you to ask whether additional money will be sent, or whether we should return the Purchase Payment to you. All deposits received by us within 30 days of the date your application is received by us will be considered your Purchase Payment. Any funds received after 30 days will be returned to you. If we choose to extend that time period, the 30-day rate hold period would expire and the rate currently in effect would apply. You can find the rates currently in effect at www.LFG.com/leveladvantage or by calling us at 1-877-737-6872.
A Purchase Payment totaling $2 million or more is subject to Home Office approval. This amount takes into consideration the total Purchase Payments for all existing Lincoln Level Advantage® and Lincoln Level Advantage 2SM contracts for the same Contractowner, joint owner, and/or Annuitant.
Valuation Date
Indexed Segments will be valued once daily at the close of trading (normally, 4:00 p.m., New York time) on each day the New York Stock Exchange is open (Valuation Date). On any date other than a Valuation Date, the value of the Indexed Segment will not change.
Allocation of the Purchase Payment
The Purchase Payment will be allocated, according to your instructions, among one or more of the Indexed Accounts available under your Contract. The minimum amount that may be allocated into an Indexed Account is $2,000.
The Contract can be issued on any business day. The Contract effective date will be the date on which money is first applied to the Indexed Accounts. The date this initial allocation occurs is the first date of the Indexed Term and the Indexed Anniversary Date. Allocations cannot be made on February 29 th . Your Contract will be issued, at the earlier of, when all expected funds are received or 30 days after the application was received by us. All deposits received within the 30-day period will be considered your Purchase Payment and will be available for investment when the Contract is issued. After the Indexed Anniversary Date is established, that is the only date each year that allocations can be invested in the Indexed Accounts.
A rate hold is available for any deposit received within 30 days from the date your application is received at our Home Office. The rate hold will provide the rate for the Segment for your elected Indexed Accounts that were in effect on the date your application was received by us.
If the 30-day delay was chosen and the 30th day is not a business day, the initial indexed value for your Contract effective date will be the closing value of the next Valuation Date. Excluding February 29th, any calendar date can be a Contract Date, Indexed Anniversary Date, or Valuation Date.
Telephone and Electronic Transactions
A surrender, withdrawal, or reallocation request may be made to our Home Office in writing or by fax. These transactions may also be made by telephone or other electronic means, provided the appropriate authorization is on file with us. In order to prevent unauthorized or fraudulent transfers, we may require certain identifying information before we will act upon instructions. We may also assign the Contractowner a Personal Identification Number (PIN) to serve as identification. We will not be liable for following instructions we reasonably believe are genuine. Telephone and other electronic requests will be recorded and written confirmation of all transactions will be mailed or sent electronically to the Contractowner on the next Valuation Date.
Please note that the telephone and/or electronic devices may not always be available. Any telephone, fax machine, or other electronic device, whether it is yours, your service provider’s, or your registered representative’s, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your request by writing to our Home Office.

The recipient of a Death Benefit may elect to receive payment either in the form of a lump sum settlement or an Annuity Payout. If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of Death Benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.
Abandoned Property. Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of three to five years from the date a benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary of the Death Benefit, or the Beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be “escheated”. This means that the Death Benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Contractowner last resided, as shown on our books and records, or to our state of domicile. This escheatment is revocable and the state is obligated to pay the Death Benefit (without interest) if your Beneficiary steps forward to claim it with the proper documentation.
To prevent such escheatment, it is important that you update your Beneficiary designations, including addresses, if and as they change. You may update your Beneficiary designations by submitting a Beneficiary change form to our Home Office.
Additional Service
Automatic Withdrawal Service. The automatic withdrawal service (AWS) provides for an automatic periodic withdrawal of your Contract Value. Withdrawals under AWS are subject to applicable surrender charges and interest rate adjustments. Withdrawals from Indexed Accounts will be at Interim Value. See Charges and Other Deductions – Surrender Charge , Indexed Accounts – Interim Value. Participating in an AWS may potentially expose you to certain risks. See Risk Factors. Withdrawals under AWS will be noted on your quarterly statement. Confirmation statements for each individual withdrawal will not be issued.
Currently, there is no charge for this service. However, we reserve the right to impose one after appropriate notice to Contractowners. In order to take advantage of this service, you will need to complete the appropriate election form that is available online at LincolnFinancial.com or from our Home Office. This service will stop once we are notified of a pending death claim.
We reserve the right to discontinue this administrative service at any time.
Annuity Payouts
Your Contract Value invested in the Indexed Accounts must be transferred to a fixed Annuity Payout prior to the Annuity Commencement Date. Amounts transferred may be subject to an Interest Rate Adjustment. See Risk Factors – Risks Associated with Investing in the Indexed Accounts. When you apply for a Contract, you may select any Annuity Commencement Date permitted by law, which is usually on or before the Annuitant's 99 th birthday. Your registered representative may recommend that you annuitize at an earlier age.
The Contract provides optional forms of payouts of annuities (annuity options). The Indexed Accounts are not available as Annuity Payout options. The Contract provides that all of the Contract Value may be used to purchase an Annuity Payout option.
You may elect Annuity Payouts in monthly, quarterly, semiannual or annual installments. Following are explanations of the annuity options available.
Annuity Options
Life Annuity. This option offers a periodic payout during the lifetime of the Annuitant and ends with the last payout before the death of the Annuitant. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a Death Benefit for Beneficiaries. However, there is the risk under this option that the recipient would receive no payouts if the Annuitant dies before the date set for the first payout; only one payout if death occurs before the second scheduled payout, and so on.
Life Annuity with Period Certain. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the Annuitant. The designated period is selected by the Contractowner.
Joint Life Annuity. This option offers a periodic payout during the joint lifetime of the Annuitant and a designated joint Annuitant. The payouts continue during the lifetime of the survivor. However, under a joint life annuity, if both Annuitants die before the date set for the first payout, no payouts will be made. Only one payment would be made if both deaths occur before the second scheduled payout, and so on.
Joint Life Annuity with Period Certain. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues during the joint lifetime of the Annuitant and a designated joint Annuitant. The payouts continue during the lifetime of the survivor. The designated period is selected by the Contractowner.
Joint Life and Two Thirds to Survivor Annuity. This option provides a periodic payout during the joint lifetime of the Annuitant and a designated joint Annuitant. When one of the joint Annuitants dies, the survivor receives two thirds of the periodic payout made when both were alive.

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401(a) / (k) plans (qualified corporate employee pension and profit-sharing plans)
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403(a) plans (qualified annuity plans)
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403(b) plans (public school system and tax-exempt organization annuity plans)
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H.R. 10 or Keogh Plans (self-employed individual plans)
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457(b) plans (deferred compensation plans for state and local governments and tax-exempt organizations)
Our individual variable annuity products are not available for use with any of the foregoing qualified retirement plan accounts, with the exception of Traditional IRA, SEP IRA, and Roth IRA arrangements. We will amend contracts to be used with a qualified retirement plan as generally necessary to conform to the Code’s requirements for the type of plan. However, the rights of a person to any qualified retirement plan benefits may be subject to the plan’s terms and conditions, regardless of the contract’s terms and conditions. In addition, we are not bound by the terms and conditions of qualified retirement plans to the extent such terms and conditions contradict the contract, unless we consent.
The Setting Every Community Up for Retirement Enhancement (SECURE 2.0 ) Act of 2022
The Setting Every Community Up for Retirement Enhancement (SECURE 2.0 ) Act (the “SECURE Act 2.0 ”) was enacted on December 29 , 2022 . The SECURE Act 2.0 made a number of significant changes to the rules that apply to qualified retirement plans and IRA’s, including the following:
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Increased the required beginning date measuring age from age 72 to 73 for any participant or IRA owner who did not attain age 72 prior to January 1, 2023 . As a result, required minimum distributions are generally required to begin by April 1 of the year following the year in which the participant or IRA owner reaches age 72.
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Further increasing the required beginning date measuring age to 75 by 2033.
The Setting Every Community Up for Retirement Enhancement (SECURE) Act of 2019
The Setting Every Community Up for Retirement Enhancement (SECURE) Act (the “SECURE Act”) was enacted on December 20, 2019. The SECURE Act made a number of significant changes to the rules that apply to qualified retirement plans and IRA’s, including the following:
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Eliminated the age 70½ limit for making contributions to an IRA. Beginning in 2020, an IRA owner can make contributions to his or her IRA at any age.
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Changed the required minimum distribution rules that apply after the death of a participant or IRA owner.
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Created the “Qualified Birth or Adoption” exception to the 10% additional tax on early distributions.
Tax Treatment of Qualified Contracts
The Federal income tax rules applicable to qualified retirement plans and qualified contracts vary with the type of plan and contract. For example:
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Federal tax rules limit the amount of the Purchase Payment or contributions that can be made, and the tax deduction or exclusion that may be allowed for the contributions. These limits vary depending on the type of qualified retirement plan and the participant’s specific circumstances (e.g., the participant’s compensation).
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Minimum annual distributions are required under some qualified retirement plans once you reach age 72 or retire, if later as described below.
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Loans are allowed under certain types of qualified retirement plans, but Federal income tax rules prohibit loans under other types of qualified retirement plans. For example, Federal income tax rules permit loans under some section 403(b) plans, but prohibit loans under Traditional and Roth IRAs. If allowed, loans are subject to a variety of limitations, including restrictions as to the loan amount, the loan’s duration, the rate of interest, and the manner of repayment. Your Contract or plan may not permit loans.
Please note that qualified retirement plans such as 403(b) plans, 401(k) plans and IRAs generally defer taxation of contributions and earnings until distribution. As such, an annuity does not provide any additional tax deferral benefit beyond the qualified retirement plan itself.
Tax Treatment of Payments
The Federal income tax rules generally include distributions from a qualified contract in the participant’s income as ordinary income. These taxable distributions will include contributions that were deductible or excludible from income. Thus, under many qualified contracts, the total amount received is included in income since a deduction or exclusion from income was taken for contributions to the contract. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.
Required Minimum Distributions
Under most qualified plans, you must begin receiving payments from the Contract in certain minimum amounts by your “required beginning date”. Prior to the SECURE Act, the required beginning date was April 1 of the year following the year you attain age 70½ or

Examples
The following examples demonstrate how the Interim Value is calculated in different scenarios for Indexed Segments with Performance Caps and Protection Levels.

	1 Year	6 Year	6 Year
Indexed Term length	12 months	72 months	72 months
Months since Indexed Term Start Date	9	69	15
Indexed Crediting Base	$1,000	$1,000	$1,000
Protection Level	10%	10%	10%
Performance Cap	12%	100%	100%
Months to End Date	3	3	57

Change in Index Value is -30%	1 Year	6 Year	6 Year
1. Fair value of the fixed income asset proxy	$996	$994	$880
2. Fair value of derivative asset proxy	$(193)	$(192)	$(132)
A. Sum of 1 + 2	$803	$801	$748
B. Interim Value limit	$1,000	$1,000	$1,000
Interim Value = minimum of A and B	$803	$801	$748

Change in Index Value is -10%	1 Year	6 Year	6 Year
1. Fair value of the fixed income asset proxy	$996	$994	$880
2. Fair value of derivative asset proxy	$(24)	$(23)	$30
A. Sum of 1 + 2	$973	$971	$911
B. Interim Value limit	$1,000	$1,000	$1,000
Interim Value = minimum of A and B	$973	$971	$911

Change in Index Value is 20%	1 Year	6 Year	6 Year
1. Fair value of the fixed income asset proxy	$996	$994	$880
2. Fair value of derivative asset proxy	$108	$209	$265
A. Sum of 1 + 2	$1,104	$1,203	$1,146
B. Interim Value limit	$1,090	$1,200	$1,200
Interim Value = minimum of A and B	$1,090	$1,200	$1,146

Change in Index Value is 40%	1 Year	6 Year	6 Year
1. Fair value of the fixed income asset proxy	$996	$994	$880
2. Fair value of derivative asset proxy	$116	$406	$389
A. Sum of 1 + 2	$1,112	$1,400	$1,269
B. Interim Value limit	$1,090	$1,400	$1,209
Interim Value = minimum of A and B	$1,090	$1,400	$1,209

The following examples demonstrate how the Interim Value is calculated in different scenarios for Indexed Segments with Participation Rates and Protection Levels.

	3 Year	3 Year
Indexed Term length	36 months	36 months
Months since Indexed Term Start Date	33	15
Indexed Crediting Base	$1,000	$1,000
Protection Level	10%	10%
Participation Rate	100%	100%
Months to End Date	3	21

Change in Index Value is -30%	3 Year	3 Year
1. Fair value of the fixed income asset proxy	$990	$932
2. Fair value of derivative asset proxy	$(193)	$(164)
A. Sum of 1 + 2	$798	$768
B. Interim Value limit	$1,000	$1,000
Interim Value = minimum of A and B	$798	$768

Change in Index Value is -10%	3 Year	3 Year
1. Fair value of the fixed income asset proxy	$990	$932
2. Fair value of derivative asset proxy	$(23)	$(17)
A. Sum of 1 + 2	$967	$916
B. Interim Value limit	$1,000	$1,000
Interim Value = minimum of A and B	$967	$916

Change in Index Value is 20%	3 Year	3 Year
1. Fair value of the fixed income asset proxy	$990	$932
2. Fair value of derivative asset proxy	$209	$251
A. Sum of 1 + 2	$1,199	$1,183
B. Interim Value limit	$1,200	$1,200
Interim Value = minimum of A and B	$1,199	$1,183

Change in Index Value is 40%	3 Year	3 Year
1. Fair value of the fixed income asset proxy	$990	$932
2. Fair value of derivative asset proxy	$406	$436
A. Sum of 1 + 2	$1,397	$1,369
B. Interim Value limit	$1,400	$1,400
Interim Value = minimum of A and B	$1,397	$1,369

The following examples demonstrate how the Interim Value is calculated in different scenarios for Indexed Segments with Performance Trigger Rates and Protection Levels.

	1 Year	1 Year
Indexed Term length	12 months	12 months
Months since Indexed Term Start Date	7	4
Indexed Crediting Base	$1,000	$1,000
Protection Level	15%	15%
Performance Trigger Rate	12.5%	12.5%
Months to End Date	5	8

Change in Index Value is -15%	1 Year	1 Year
1. Fair value of the fixed income asset proxy	$984	$974
2. Fair value of derivative asset proxy	$(26)	$(27)
A. Sum of 1 + 2	$958	$947
B. Interim Value limit	$1,000	$1,000
Interim Value = minimum of A and B	$958	$947

Change in Index Value is -5%	1 Year	1 Year
1. Fair value of the fixed income asset proxy	$984	$974
2. Fair value of derivative asset proxy	$35	$36
A. Sum of 1 + 2	$1,019	$1,010
B. Interim Value limit	$1,000	$1,000
Interim Value = minimum of A and B	$1,000	$1,000

Change in Index Value is 10%	1 Year	1 Year
1. Fair value of the fixed income asset proxy	$984	$974
2. Fair value of derivative asset proxy	$100	$91
A. Sum of 1 + 2	$1,084	$1,065
B. Interim Value limit	$1,073	$1,042
Interim Value = minimum of A and B	$1,073	$1,042

Change in Index Value is 20%	1 Year	1 Year
1. Fair value of the fixed income asset proxy	$984	$974
2. Fair value of derivative asset proxy	$111	$106
A. Sum of 1 + 2	$1,095	$1,080
B. Interim Value limit	$1,073	$1,042
Interim Value = minimum of A and B	$1,073	$1,042

The following examples demonstrate how the Interim Value is calculated in different scenarios for Indexed Segments with Spread Rates and Protection Levels.

	6 Year	6 Year
Indexed Term length	72 Months	72 Months
Months since Indexed Term Start Date	60	12
Indexed Crediting Base	$1,000	$1,000
Protection Level	15%	15%
Spread Rate	1%	1%
Months to End Date	12	60

Change in Index Value is -20%	6 Year	6 Year
1. Fair value of the fixed income asset proxy	$971	$963
2. Fair value of derivative asset proxy	$(59)	$(39)
A. Sum of 1 + 2	$913	$817
B. Interim Value limit	$1,000	$1,000
Interim Value = Minimum of A and B	$913	$817

Change in Index Value is -5%	6 Year	6 Year
1. Fair value of the fixed income asset proxy	$971	$856
2. Fair value of derivative asset proxy	$37	$80
A. Sum of 1 + 2	$1,008	$936
B. Interim Value limit	$1,000	$1,000
Interim Value = minimum of A and B	$1,000	$936

Change in Index Value is 60%	6 Year	6 Year
1. Fair value of the fixed income asset proxy	$971	$856
2. Fair value of derivative asset proxy	$624	$645
A. Sum of 1 + 2	$1,595	$1,501
B. Interim Value limit	$1,590	$1,590
Interim Value = minimum of A and B	$1,590	$1,501

Change in Index Value is 100%	6 Year	6 Year
1. Fair value of the fixed income asset proxy	$971	$856
2. Fair value of derivative asset proxy	$1,016	$1,006
A. Sum of 1 + 2	$1,987	$1,862
B. Interim Value limit	$1,990	$1,990
Interim Value = minimum of A and B	$1,987	$1,862